

Mail Stop 3720

April 4, 2017

W. Larry Cash
Chief Financial Officer and Director
Community Health Systems Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

>   **Re: Community Health Systems, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 21, 2017**
>   **File No. 001-15925**

Dear Mr. Cash:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
New Accounting Pronouncements, page 109

> You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard in your next filing, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the comment on the financial statements and related matters. Please contact Paul Fischer, Attorney Advisor, at (202) 551-3415 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications